UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 333-227131

FUQIN FINTECH LIMITED

(Translation of registrant’s name into English)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

To comply with Corporate Governance Requirements under the Nasdaq Stock Market Rules, on April 24, 2019, Huaishan Cao tendered his resignation as the Chair and a member of the Nomination Committee of the Board of Directors (the “Board”) of Fuqin Fintech Limited (the “Company”), effective immediately, and Xingliang Li tendered his resignation as a member of the Nomination Committee of the Board of the Company, effective immediately. The resignation did not result from any disagreement regarding the Company’s financial reporting or accounting policies, procedures, estimates or judgments.

Huaishai Cao and Xingliang Li remain as the Chairman and member of the Board, respectively.

In connection with the foregoing, the Board appointed Johann Tse as the Chair of the Nomination Committee, effective immediately.

As a result, the Nomination Committee consists of three independent directors, Shan Cui, Johann Tse and Liankui Gao, and such composition complies with the charter of the Nomination Committee and Nasdaq Stock Market Rule 5605(e).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019	Fuqin Fintech Limited

	By:	/s/ Xingliang Li
	Name:	Xingliang Li
	Title:	Chief Executive Officer and Director

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